Mail Stop 0510

      April 20, 2005


via U.S. mail and facsimile

Mr. Howard N. Feist III
Vice President Finance, Chief Financial Officer and Principal
Accounting Officer
American Biltrite, Inc.
57 River Street
Wellesley Hills, MA 02481-2097

	RE: Form 10-K for the fiscal year ended December 31, 2004
                   File No. 1-4773

Dear Mr. Feist:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning, to the extent practical, with your report on Form 10-Q for the quarter ended March 31, 2005.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 16

2. Please enhance your management`s discussion and analysis disclosures to the extent practical as follows:
* Quantify your explanations for significant changes in sales and gross profit in terms of increases or decreases in prices, volume, foreign currency and new product introductions and include an explanation of the underlying reasons for the changes.
* Quantify the impact of the manufacturing efficiencies cited on gross profit.
* Address the reasons for the increase in raw material prices in the current year and quantify their negative impact on gross profit.
* Quantify material increases or decreases in selling, general and administrative expenses along with an appropriate explanation for the variation.
* Specifically address the reasons for the operating losses incurred by the Canadian Division over the last two years.
Management`s discussion and analysis should allow the investor to see the company through the eyes of management. Please revise the discussion with this underlying thought in mind. Please Refer to
Item 303 of Regulation S-K.

Liquidity and Capital Resources - ABI and Non-Debtor Subsidiaries, page 22

3. Given that in the past you amended your financial covenants in order to avoid being in default of the American Biltrite debt agreements, that you were in default of a financial covenant at December 31, 2004 and that you are presently negotiating to amend existing financial covenants, it appears the covenants contained in your debt arrangements are material to an investor`s understanding of your financial condition and liquidity. Please disclose the terms of your financial covenants as well as the cross default provisions in your debt agreements. Please also disclose the specific debt covenants that you were not in compliance with, when each waiver was obtained, the duration of each waiver and the amounts and forms of consideration that you paid, if any, to obtain the waivers from your creditors as well as the amendments to your financial covenants.

Contractual Obligations, pages 26 and 30

4. Please revise your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt;
(b) Estimated payments under your defined benefit pension plans;
and
(c) Estimated payments under your other postretirement plans. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to footnote 46 of SEC Release 33-8350.

Financial Statements

5. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the operating expenses line item. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as operating expenses.
   Please refer to Chapter 4 of ARB 43 for additional guidance.

Note 1 - Significant Accounting Policies

Revenue Recognition, page 54

6. Please disclose your accounting policy with respect to sales incentives, such as cooperative advertising, discounts, coupons, slotting fees, rebates and buy downs in accordance with EITF 01-9. Please also disclose your accounting policy for advertising expenses based on guidance in paragraph 49 of SOP 93-7.
Note 2 - Inventories, page 58

7. Please disclose any LIFO inventory liquidations in accordance with
Staff Accounting Bulletin Topic 5:L.

Note 5 - Financing Arrangements, page 60

8. Please disclose the terms of your financial covenants as well as the cross default provisions in your debt arrangements. Please also disclose if your credit facilities have any subjective acceleration clauses. Please disclose the specific debt covenants that you were not in compliance with, when each waiver was obtained, the duration of each waiver and the amounts and forms of consideration that you paid, if any, to obtain the waivers from your creditors as well as the amendments to your financial covenants.

Note 8 - Commitments and Contingencies, page 71

9. Please supplementally tell us how you determined the collectability of amounts due from insurance carriers for environmental and asbestos claims given your disclosure in the Critical Accounting Policies that some of the insurance carriers are presently insolvent and the remaining solvent insurance carriers have disputed their insurance obligations. Please also disclose the activity in the receivable reserve for amounts considered uncollectible from insurance carriers in the Schedule II - Valuation and Qualifying Accounts in accordance with Rule 5-04 of Regulation S-
X. Please also disclose any potential concentration of amounts receivable due from your insurance carriers in accordance with paragraph 15 of SFAS 107. We remind you that SAB Topic 5:Y states that environmental and asbestos liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities and the related recoveries are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity.

10. Please disclose Congoleum`s environmental obligations arising from its manufacturing operations in New Jersey. Please also supplementally tell us what the Other accrued contingencies represent and how you determined the amount of this exposure. Please refer to
SFAS 5 and FIN 14 for guidance on the proper disclosure.

Note 16 - Quarterly Financial Information (Unaudited), page 96

11. Please disclose the $5,000,000 and the $3,700,000 amounts for asbestos settlements accrued by Congoleum in the fourth quarter of 2004 and 2003 in selling, general and administrative expenses. Please also disclose the $1,200,000 accrual recorded by American Biltrite in the fourth quarter of 2004 related to Congoleum`s reorganization plan. Please refer to Item 302 (a)(3) of Regulation
S-K and paragraph 31 of APB 28.

12. Please also tell us supplementally and consider for inclusion in
Management`s Discussion and Analysis, the reasons for the increase in net income to $7,100,000 in the fourth quarter of 2004, excluding the
$5,000,000 and $1,200,000 asbestos and bankruptcy-related accruals, compared to a 50,000 loss in the fourth quarter of 2003, excluding the $3,700,000 asbestos accrual.



*    *    *    *
      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 824-5524 or,
in his absence, Nathan Cheney, Assistant Chief Accountant, at
(202)
942-1804 or, to the undersigned, at (202) 942-1774.

    						Sincerely,



							Rufus Decker
							Branch Chief
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Mr. Howard N. Feist III
April 20, 2005
Page 1 of 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE